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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Reading & Bates Corporation
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   (Last)               (First)                 (Middle)

   901 Threadneedle, Suite 200
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                                    (Street)

   Houston                TX                     77079
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)


   07/10/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   73-0642271
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4. Issuer Name and Ticker or Trading Symbol

   Falcon Drilling Company, Inc. (FLC)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                            3. Ownership Form:
                                 2. Amount of Securities       Direct (D) or
1. Title of Security                Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                       (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                   5. Owner-
                                               3. Title and Amount of Securities                    ship
                                                  Underlying Derivative Security                    Form of
                      2. Date Exercisable         (Instr. 4)                                        Derivative
                         and Expiration Date   ---------------------------------  4. Conver-        Security:
                         (Month/Day/Year)                             Amount         sion or        Direct      6. Nature of
                      ----------------------                          or             Exercise       (D) or         Indirect
                      Date       Expira-                              Number         Price of       Indirect       Beneficial
1. Title of Security  Exer-      tion                                 of             Derivative     (I)            Ownership
   (Instr. 4)         cisable    Date          Title                  Shares         Security       (Instr.5)      (Instr. 5)
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

   Option (see below)  (see below)  (see below)   Common Stock             15,753,823       $27.78           D
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
Explanation of Responses:

     In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 10, 1997, among Reading & Bates Corporation (the "Reporting Person"), Falcon Drilling Company, Inc. (the "Issuer"), R&B Falcon Corporation, FDC Acquisition Corp. and Reading & Bates Acquisition Corp., the Reporting Person and the Issuer entered into a Stock Option Agreement dated as of July 10, 1997, providing for the option described above. The option is exercisable only upon the occurrence of certain events described in the Strock Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stock Option Agreement. The number of shares of common stock of the Issuer purchasable by the Reporting Person under the option will be adjusted if necessary so that the number of shares purchasable by the Reporting Person upon exercise of the option at the time of such exercise will equal 19.9% of the outstanding shares of Common Stock of the Issuer at such time. Prior to such exercise, the Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer which are purchasable by the Reporting Person upon exercise of such option.


   /s/ Reading & Bates Corporation                            July 21, 1997
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

   By:    Timothy W. Nagle
   Title: Executive Vice President,
            Finance and Administration

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.